Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

February 6, 2014

Nicholas P. Panos, Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, DC  20549

Re:

RMG Networks Holding Corporation
Schedule TO-I
Filed January 27, 2014

File No. 005-86187

Preliminary Proxy Statement on Schedule 14A

Filed January 27, 2014
File No. 001-35534

Dear Mr. Panos:

RMG Networks Holding Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) an amendment to its Schedule TO (File No. 005-86187), an amended and restated Offer Letter, dated February 6, 2014 (as so amended, the “Offer to Purchase”), and related tender offer documents. The Company has today also filed an amendment to its preliminary proxy statement on Schedule 14A (File No. 001-35534). On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Commission contained in its letter dated January 30, 2014. For ease of reference, the text of each of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Capitalized terms that are not defined herein have the meanings assigned to them in the Offer Letter.

Preliminary Proxy Statement on Schedule 14A

1.

It appears from the public disclosures in connection with this solicitation and related tender offer that the registrant has disseminated a proxy statement filed only in preliminary form and, because the letter of transmittal is functioning as the form of proxy, it also appears the registrant has delivered holders a form of proxy without providing holders with a definitive proxy statement.  Therefore, it appears the registrant has solicited consents in a manner inconsistent with Exchange Act Section 14(a), Regulation 14A thereunder, and Rules 14a-4(f) and 14a-6.  Please advise us what actions the registrant intends to take to address these regulatory compliance issues.

RESPONSE:

The Company supplementally advises the Staff that the Company has not mailed copies of the Offer Letter or letter of transmittal to beneficial holders of Warrants, and will not do so until it has filed a definitive proxy statement. Further, the Company has advised banks and brokers who have copies of the Offer Letter and related materials not to disseminate such materials to beneficial holders until such time. In light of Question and Answer I.I.2. of the Division of Corporation Finance’s Compliance and Disclosure Interpretations (the “C&DIs”) relating to Regulation M-A), the Company has also revised the Offer Letter, on the cover page and pages 1 and 4, to state that it is not seeking consents, and will not accept letters of transmittal to participate in the Offer and consent to the Warrant Amendment, until it has filed a definitive proxy statement. The Company also supplementally confirms to the Staff that no warrant holders have submitted tenders pursuant to the Offer as of the date of this letter.

2.

We note the disclosure that the “Offer” is being made in reliance on Securities Act Section 3(a)(9), and the “Offer” is defined as one share of common stock for every eight Public Warrants tendered prior to expiration.  We also note that subsequent to expiration of the offer, if the offer is successful, all Public Warrants will be amended to permit, among other things, mandatory exchange of such warrants.  This change to the terms of the warrants appears to involve creation of a new security, the offer and sale of which requires registration or an exemption.  Please identify the exemption intends to rely for each transaction related to the issuance of these new, amended warrants, and provide us with a brief legal analysis underlying its availability.  Alternatively, please direct us to the registration statement that the registrant plans to use to register these transactions.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
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Nicholas P. Panos, Senior Special Counsel

United States Securities and Exchange Commission

February 6, 2014

RESPONSE:

The Company respectfully submits that it does not believe that the proposed Warrant Amendment constitutes an offer of a new security.  Rule 145(a) of the Securities Act of 1933 (the “Securities Act”) provides that an “offer,” “offer to sell,” “offer for sale,” or “sale” occurs within the meaning of Section 2(3) of the Securities Act when there is submitted to security holders a plan or agreement for (i) a reclassification of securities, which involves the substitution of a security for another security, (ii) a merger or consolidation or similar plan or acquisition in which securities of a corporation held by such security holders will become or be exchanged for securities of any person, or (iii) a transfer of assets of a corporation to another person in consideration of the issuance of securities.

The Warrant Amendment does not involve either a merger or consolidation or similar plan or acquisition or the transfer of assets of a corporation to another person in consideration of the issuance of securities. While a “deemed exchange” of one security for another in a reclassification may trigger the application of Rule 145(a)(1), we believe that courts and Staff guidance make clear that changes to a company’s security holders’ rights do not constitute an offer or sale of a new or different security if, as is the case here, such changes do not fundamentally alter the nature of an investment.

In Abrahamson v. Fleschner, 568 F.2d 862, 868 (2d. Cir. 1977), cert. denied, 436 U.S. 905, and cert. denied, 439 U.S. 9113 (1978), the Second Circuit Court set out the prevailing standard that “before changes in the rights of a security holder can qualify as the “purchase” of a new security under Section 10(b) and Rule 10b−5, there must be such significant change in the nature of the investment or in the investment risks as to amount to a new investment.”  Subsequent courts have found that where there is no modification to the underlying assets and the stockholders held the exact same shares before and after the transaction, there was no “purchase” of a new security. See Gelles v. TDA Industries, 44 F.3d 102, 105−106 (2d. Cir. 1994).  If the change in either the nature of the investment or the risks associated with it is not significant, there is no purchase or sale of securities.  See Allard v. Arthur Andersen & Co., 957 F.Supp. 409, 420 (S.D.N.Y. 1997). Transactions that create significant changes in the nature of the investment include mergers, where stockholders are left with an investment in a different entity and exchanges of common stock for bonds, where the nature of the security has been changed from equity to debt. Id. (citing Securities and Exchange Comm’n v. National Securities, Inc., 393 U.S. 453, 467, 89 S.Ct. 564, 572, 21 L.Ed.2d 668 (1969) and Broad v. Rockwell Int’l Corp., 614 F.2d 418, 437−38 (5th Cir.1980), vacated on other grounds, 642 F.2d 929 (5th Cir.), cert. denied, 454 U.S. 965, 102 S.Ct. 506, 70 L.Ed.2d 380 (1981)).  Accordingly, situations in which stockholders are left with an investment in a different entity or exchange their common stock for bonds have been characterized as sales of new securities.  See Allard at 420.  See also Rathborne v. Rathborne, 683 F.2d 914 (5th Cir. 1982) (holding that the core issue is whether the transaction has transformed the parties’ interest such that they are participating in a wholly different enterprise).  The Staff has recognized new securities in the contexts of exchanges of preferred stock into cash or new preferred stock (SEC No-Action Letter, American Can Co., May 12, 1980) and exchanges of preferred stock into common stock (SEC No-Action Letter, Steiner Am. Corp. (May 4, 1973).

The changes to the terms of the Warrants proposed by the Warrant Amendment are appropriately characterized as modifications of contractual rights, which would be approved and implemented consistent with the express terms of the Warrants. In fact, the prospectus for the Company’s initial public offering included a risk factor regarding the Company’s ability to amend the terms of the Warrants in a manner adverse to a holder if holders of at least 65% of the Public Warrants approve such an amendment. Such risk factor noted that “[a]lthough our ability to amend the terms of the warrants with the consent of at least 65% of the then outstanding warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of our common stock purchasable upon exercise of a warrant.” The proposed Warrant Amendment is consistent with this disclosure to purchasers of units (which included the Warrants), and does not constitute the offer of a new security. The underlying securities into which the Warrants may be exercised or exchanged remain shares of the Company’s common stock.

Notwithstanding the foregoing analysis, if and to the extent the Warrant Amendment is deemed to constitute an offer of a new security, the Company submits to the Staff that Section 3(a)(9) of the Securities Act exempts from Securities Act registration any new security deemed to be created by the Warrant Amendment.

Under Section 3(a)(9), any security issued in an exchange by the issuer thereof with its existing security holders, where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange, is considered exempted from the registration requirements of the Securities Act. If the Warrant Amendment is characterized as an offer of a new security for purposes of the Securities Act, then the new security would meet the criteria of Section 3(a)(9) of the Securities Act as it would constitute a security offered in an exchange between the Company and its existing security holders, and no commission or other remuneration will have been paid directly or indirectly to any party for soliciting such exchange.

Nicholas P. Panos, Senior Special Counsel

United States Securities and Exchange Commission

February 6, 2014

While the Company has retained an information agent in connection with the Offer, the services to be provided by the information agent will be limited to those activities which the interpretative guidance of the Commission has indicated are permissible. While there is no definitive list of permitted and prohibited solicitation activities, there are a number of Commission interpretations and no-action letters that provide guidance. Generally, an issuer’s directors, officers and other employees may undertake soliciting activities so long as they are not specially compensated for such activities. See Chris-Craft, Industries, Inc., SEC No-Action Letter (Oct. 9, 1972). The Company’s directors, officers and other employees are not being specifically compensated for any soliciting activities, any such soliciting activities are merely incidental to their regular duties. Permissible activities by third parties include, among others, services that are administrative, ministerial, or mechanical in nature in furtherance of the transaction. See Question and Answer 125.03 of the Securities Act Sections C&DIs. Interpretive guidance indicates that an issuer may hire proxy solicitation firms as information agents to perform mechanical functions, such as mailing or otherwise assisting in the distribution of materials, obtaining a list of the issuer’s security holders, confirming security holder contact details, contacting nominees holding target securities and ascertaining the number of the materials needed by each brokerage house for transmittal to beneficial holders, delivering sufficient quantities of the materials to brokerage houses, trust officers, other banks, and other nominees for distribution to beneficial holders of the target securities; mailing duplicate copies of materials to security holders who appear to have lost or mislaid those originally sent to them; and responding to the questions of security holders that do not concern the mechanical aspects of the transaction by directing the security holders to the relevant portions of the materials. See Mortgage Investors of Washington, SEC No-Action Letter (Sept. 8, 1980); Barnett Winston Investment Trust, SEC No-Action Letter (June 27, 1978); and Dominion Mortgage & Realty Trust, SEC No-Action Letter (Nov. 3, 1975).  As disclosed in the proxy statement, the Company has retained an information agent, the scope of whose engagement is limited to performing purely mechanical functions, such as those set forth above, and therefore falls within the guidelines and parameters established by the Commission. Section 3(a)(9) does not specify the types of fees that third parties can receive in a transaction such as the consent solicitation. However, the Staff has indicated through various no-action letters that third parties may receive a fixed fee for its services, not contingent upon the success of the transaction, plus reasonable expenses. See SEC No-Action Letter, Mortgage Investors of Washington (Sept. 8, 1980); SEC No-Action Letter, International Controls Corp. (Aug. 6, 1990); and SEC No-Action Letter, Seaman Furniture Company, Inc. (Sept. 29, 1989). In this case, the information agent will be performing only ministerial functions, not involving any recommendation with respect to the proposed exchange or encouragement to vote. In addition, the Company will pay the information agent reasonable and customary compensation, which is fixed, plus reasonable out-of-pocket expenses.

Accordingly, if the Warrant Amendment constitutes an offer of a new security, the issuance of any such new security is exempt from registration under the Securities Act.

3.

Please advise us as to what consideration has been given to the applicability of Exchange Act Rule 13e-3 to the Offer, related consent solicitation and warrant amendment.  While we note the disclosure in the company’s amended Form S-1 filed January 27, 2014 regarding the limited number of warrant holders of record, it is unclear how that number was determined.  See Question 152.01 of our Exchange Act Rules Compliance and Disclosure Interpretations.

RESPONSE:

Rule 13e-3 provides that a “Rule 13e-3 transaction” is a transaction or series of transactions with respect to an equity security involving the purchase of, tender for or solicitation of proxies with respect to such security which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

•

Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 under the Exchange Act, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 of the Exchange Act; or suspension under Rule 12h-3 or section 15(d) of the Exchange Act; or

•

Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

With respect to the second effect listed above, the Warrants are not listed on a national securities exchange or quoted in an inter-dealer system of a registered national securities association. With respect to the first effect listed above, the Company did not and does not intend for the Offer to result in the termination of Exchange Act registration of the Company’s Warrants, nor was there a reasonable likelihood of such termination. The Company supplementally advises the Staff that the Company’s records show that there are less than 100 holders of its Warrants (as calculated pursuant to Rule 12g5-1 under the Exchange Act, in accordance with Question and Answer 152.01 in the C&DIs. The Company’s Warrants are registered under Section 12(g) of the Exchange Act. The Staff concluded

Nicholas P. Panos, Senior Special Counsel

United States Securities and Exchange Commission

February 6, 2014

in Question and Answer 104.01 of the C&DIs, relating to Rule 13e-3 of the Exchange Act, that if an issuer is eligible to terminate the registration of a class of equity securities under Section 12(g) of the Exchange Act because the relevant class of securities is held of record by less than the threshold amounts specified in Rule 12g-4, then the issuer is not required to file a Schedule 13E-3 when it engages in a transaction specified in Rule 13e-3(a)(3)(i) that further reduces the number of record holders. The Staff noted that this is because the issuer was already eligible to terminate the registration under Section 12(g), and therefore the transaction would not be deemed to have “caused” the class of securities to become eligible for termination of registration. The reduction in the number of security holders pursuant to such transaction would therefore not produce the going private effect specified in Rule 13e-3(a)(3)(ii)(A).

The Company confirms that it was eligible to terminate the registration of the Warrants pursuant to Rule 12g-4 prior to the time of the Offer as the Warrants were held of record by less than 300 persons. Therefore, the offer will not “cause” the Warrants to be eligible for termination of registration and will not produce the going private effect of Rule 13e-3. The Company further confirms that the Offer was not undertaken with the purpose of producing the going private effect specified in Rule 13e-3. As disclosed in the Offer Letter, the purpose of the Offer is to reduce or eliminate the number of shares of common stock issuable upon the exercise of Public Warrants, but the Company expects that its outstanding Sponsor Warrants will remain outstanding and, therefore, even if all of the Public Warrants are tendered in the Offer, the Company expects that the Warrants will remain registered under the Exchange Act.

Because the Company did not and does not intend for Offer to result in the delisting or eligibility for deregistration of the Warrants and because the Offer would not likely result in such eligibility for deregistration, the Offer is not a Rule 13e-3 transaction.

4.

Please advise us as to how the registrant has complied with Note D.3 to Schedule 14A in connection with the timeliness of its dissemination of the required disclosures to warrant holders.

RESPONSE:

The Company supplementally advises the Staff that, if the Warrant Amendment is approved, the Company will not enter into the Warrant Amendment until at least 20 business days after the definitive proxy statement is sent to warrant holders. The Company has added language to this effect on the cover page and on pages 1 and 4 of the proxy statement.

5.

Please revise to clearly mark the registrant’s preliminary proxy statement and form of proxy as “preliminary.”  See Exchange Act Rule 14a-6(e)(1).  Please also revise to include the information required by Item 6(d) of Schedule 14A.

RESPONSE:

The Company has revised the preliminary proxy statement and letter of transmittal in response to the Staff’s comment.

6.

We note that the registrant may contact holders of Warrants over the Internet, by mail, telephone, fax, email and other electronic means.  Please be advised that all written soliciting materials, including any scripts to be used, must be filed under the cover of Schedule 14A on the date of first use.  Please confirm that the registrant will comply with Rules 14a-6(b) and (c) if it uses these materials in soliciting consents.

RESPONSE:

The Company confirms that it will comply with Rules 14a-6(b) and (c) if it uses written soliciting materials in soliciting consents.

Schedule TO-I

Item 4.  Terms of the Transaction

7.

Please support the disclosure that there will be “no material differences in the rights of security holders as a result of this transaction” in light of other disclosure that appears to describe such differences.  We note, for example, disclosure regarding the effects of the consent solicitation and related warrant amendment.  It also appears that shares of the issuer’s common stock have voting rights whereas holders of warrants do not have such rights.

Nicholas P. Panos, Senior Special Counsel

United States Securities and Exchange Commission

February 6, 2014

RESPONSE:

The Company has revised Item 4 of the Schedule TO to remove the referenced disclosure.

8.

Please expand the disclosure under (b) to describe whether any affiliate holds “Public Warrants” and whether “Public Warrants” will be purchased from them.  See Item 1004(b) of Regulation M-A.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure in Section 5.D. of the Offer Letter, and has revised (b) to incorporate such information by reference.

Item 10.  Financial Statements

9.

Please tell us how the issuer determined the disclosure required by Item 1010(b) of Regulation M-A is “not applicable.”  For example, tell us how the amount of shares to be issued in connection with this tender offer would affect per share amounts on a pro forma basis.

RESPONSE:

The Company has revised the Offer Letter to include pro forma financial statements, and has revised Item 10 of the Schedule TO accordingly.

10.

We note that the issuer has incorporated by reference the information required by Item 1010(a) of Regulation M-A.  Therefore, please revise to disclose the information required by Item 1010(c) of Regulation M-A.  See Question I.H.7. of our Regulation M-A Compliance and Disclosure Interpretations.

RESPONSE:

The Company has revised the Offer Letter to include summary financial statements pursuant to Item 1010(c), and has revised Item 10 of the Schedule TO accordingly.

Item 12.  Exhibits

11.

Please tell us how the language in Exhibit (a)(1)(B) that the “undersigned” tendering the warrants “discharges the Company from any and all claims the undersigned may have now, or may have in the future, arising out of, or related to, such Warrants” is consistent with Section 29(a) of the Exchange Act.

RESPONSE:

The Company has deleted the referenced language from the letter of transmittal.

12.

Please delete the language on the last page of Exhibit (a)(1)(E) requiring security holders to acknowledge that they are “aware of the conditions of the Offer.”  Also, in future filings, please do not refer to inapplicable safe harbors, like the reference to the PSLRA in Exhibit (a)(5)(C). See Exchange Act Section 21E(b)(2)(C).

RESPONSE:

The Company has deleted the reference language from Exhibit (a)(1)(E), and acknowledges the Staff’s comment regarding inapplicable safe harbors.

Nicholas P. Panos, Senior Special Counsel

United States Securities and Exchange Commission

February 6, 2014

Offer Letter

Cover Page

13.

Please revise the second, bold-font paragraph to be consistent with Exchange Act Rule 13e-4(f)(8).

RESPONSE:

The Company has revised the referenced paragraph in response to the Staff’s comment.

14.

We note that the issuer will not issue fractional shares and will round down to the next whole number of shares.  Please tell us how these terms are consistent with Rule 13e-4(f)(8)(ii).  Also, the exchange ratio of one share for eight warrants combined with the rounding down of fractional shares appears to effectively exclude from the offer any holder who has fewer than eight warrants.  Please tell us how these terms are consistent with Rule 13e-4(f)(8)(i).

RESPONSE:

In response to the Staff’s comment, the Company has revised the Offer to provide that it will round up to the next whole number of shares in lieu of issuing fractional shares.

15.

Please tell us how excluding the “Sponsor Warrants” from this tender offer is consistent with Rule 13e-4(f)(8)(i).  We note, in this regard, the disclosure on page 73-74 of the issuer’s amended Form S-1 filed January 27, 2014, which states that the “Sponsor Warrants have terms and provisions that are identical to the Public Warrants,” except for the matters you note.

RESPONSE:

In response to the Staff’s comment, the Company has revised the Offer to include the Sponsor Warrants, and to disclose that the holders of the Sponsor Warrants have indicated to the Company that they do not intend to participate in the Offer.

Conditions of the Offer, page 6

16.

Refer to the last paragraph of this section.  Please confirm that the issuer will apply an objective standard in determining whether an offer condition is satisfied.  If the first sentence means something other than what we have sought to be confirmed, please revise accordingly.  Also, please revise the second sentence to disclose that the issuer will return Warrants promptly after termination of the Offer.  See Exchange Act Rule 13e-4(f)(5).

RESPONSE:

The Company supplementally confirms to the Staff that it will apply an objective standard in determining whether an offer condition is satisfied. The Company has revised the second sentence in response to the Staff’s comment.

Establishment of Terms, page 8

17.

Please revise to clarify how the exchange ratio selected by the Board provides “holders of the Warrants with an incentive to exchange the Warrants,” including how that ratio was selected.

RESPONSE:

The Company has revised the disclosure on page 8 to indicate that the Company believes that the exchange ratio selected provides holders of the Warrants with an incentive to exchange the Warrants for Shares because, based on recent trading prices of the Shares and Warrants, the market value of one Share is greater than that of eight Warrants, and holders who exchange Warrants, which are currently out of the money, will receive a more liquid security. The Company has also added disclosure to the effect that the ratio was selected based on the Board’s belief that such ratio would provide holders of Warrants with an incentive to exchange, without resulting in the issuance of a number of Shares that the Board considered to be overly dilutive.

Nicholas P. Panos, Senior Special Counsel

United States Securities and Exchange Commission

February 6, 2014

18.

Please disclose how and why the Board determined not to include the “Sponsor Warrants” in this tender offer.

RESPONSE:

The Company supplementally advises the Staff that, as noted in the response to Comment 15 above, the Company has revised the Offer to include the Sponsor Warrants.

Extensions; Amendments; Conditions; Termination, page 12

19.

Please revise the second paragraph to be consistent with Exchange Act Rule 13e-4(c)(3).

Specifically, the disclosure refers to material changes to the “Offer Letter” or “documents furnished subsequent thereto,” while that rule relates to material changes in the information in the previously filed in Schedule TO.  Also revise that paragraph to clarify that such changes be disclosed in a manner reasonably calculated to inform Warrant holders, not merely “disseminated to holders of Warrants.”

RESPONSE:

The Company has revised the disclosure on page 14 in response to the Staff’s comment.

20.

We note the issuer will ensure the Offer remains open “long enough” after the issuer “materially amends” the Offer.  Please be advised that we believe any material changes to the terms of the offer, including waiver of a material condition, require the offer to remain open for at least five business days and that such changes be disclosed in a manner reasonably calculated to inform holders.  Please confirm your understanding and clarify your disclosure as appropriate.

RESPONSE:

The Company supplementally confirms its understanding that any material changes to the terms of the Offer, including the waiver of a material condition, require the Offer to remain open for at least five business days and that such changes be disclosed in a manner reasonably calculated to inform holders. The Company has revised the disclosure on page 14 to clarify this.

Material U.S. Federal Income Tax Consequences, page 13

21.

Please disclose all material U.S. federal income tax consequences of the transaction, not just “certain” ones.

RESPONSE:

The Company has revised the disclosure on page 15 to remove the reference to “certain” material U.S. federal income tax consequences.

Additional Information, page 15

22.

The reference to the Form 10-K for the fiscal year ended December 31, “2013” appears to be incorrect.  Please revise or advise us why the reference is accurate.  Also, to the extent that you refer to the Private Securities Litigation Reform Act of 1995 in the documents you incorporate by reference, such as your Form 10-Q for the period ended September 30, 2013, please revise to remove any implication that such safe harbor applies to statements in this tender offer.  See Exchange Act Section 21E(b)(2)(C).

RESPONSE:

The Company has corrected the reference noted, and has added disclosure regarding the inapplicability of the safe harbor in response to the Staff’s comment.

*          *          *

Nicholas P. Panos, Senior Special Counsel

United States Securities and Exchange Commission

February 6, 2014

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned should you have any questions or if you would like to discuss any of the above responses.

Sincerely yours,

/s/ Jason Simon

Jason Simon